Exhibit 99.4

Amended Financial Statements and Management’s Discussion and Analysis

The following MD&A has been updated where appropriate to reflect our amended financial statements as disclosed in note 12 to the attached interim unaudited consolidated financial statements. No other adjustments have been made to this MD&A.

SR Telecom’s Management Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of SR Telecom Inc. (“SR Telecom” or “the Corporation”) for the second quarter and six months ended June 30, 2004. The discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this quarterly release which includes this MD&A describes our expectations on July 28, 2004. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason. The following management discussion and analysis of financial condition, cash flows and results of operations should be read in conjunction with SR Telecom’s annual audited consolidated financial statements and the amended unaudited June 30, 2004 second quarter financial statements.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless infrastructure to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 130 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural (“CTR”), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Recent Developments

•     SR Telecom has been awarded new orders of approximately $4.0 million for its broadband angel solution from Siemens for the Telefónica TRAC (Telephone Rural Access Cellular) project. Telefónica, a leading international telecommunications operator, has selected angel over a number of competing technologies for an extensive multi-service Broadband Fixed Wireless Access (BFWA) network, which will ultimately see the deployment of approximately 100,000 lines throughout Spain.

•     SR Telecom has signed a contract valued at approximately $27.0 million over the next three years with a leading South American telecommunications service provider. SR Telecom’s airstar Broadband Fixed Wireless Access system has been selected to enhance and expand the service provider’s telecommunications network in 20 cities in South America. Deliveries and installations will commence immediately.

•     SR Telecom received additional orders valued at over $3.0 million from Lintasarta. This is the largest set of add-on orders for a project started in September 2003. Lintasarta has selected the airstar wireless broadband solution to provide ATM, frame relay and clear channel services to its customers in Java, Kalimantan and Sulawesi regions of Indonesia.

•     SR Telecom received orders valued at approximately $5.5 million from ONATEL (Office Nationale des Telecommunications), the national carrier in Burkina Faso, for an urban telecommunications development project. ONATEL has selected SR Telecom’s swing fixed wireless access system to deliver voice, data and Internet services to residential users, tele-centers and businesses within an urban setting. Additional network expansions are anticipated once this phase of the project is completed.

•     SR Telecom’s SR500 Fixed Wireless Access system has been selected by Defense Nationale de Royaume du Maroc for a private voice and data network project. The orders received are valued at over $1.6 million. Deliveries are scheduled to commence immediately. SR Telecom will also provide certain services, including field surveys, network design, installation, training and project management.

•     SR Telecom has announced a restructuring initiative that will significantly reduce its cost base. The plan includes the closure of the Redmond facility, and the concentration of research and development activities in Montreal. SR Telecom’s operations in France will focus on sales, customer support and projects.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

•     SR Telecom has signed a frame contract with a major telecommunications operator in Latin America for a nationwide telecommunications infrastructure expansion and upgrade program using the SR500 wireless access system. The initial phase of the project calls for SR Telecom to deliver turnkey systems valued at approximately $35 million commencing in the third quarter of 2004. Further deployment and expansion is expected to take place over the next several years.

•     An agreement valued at approximately $13 million has been signed with Sonatel, the national telecommunications provider in Senegal. Sonatel has selected the SR500 fixed wireless access system for a rural communications development project aimed at meeting the Senegalese government’s ongoing universal access objectives. Sonatel expects to issue the majority of its equipment purchase orders in 2004. The remaining orders will be placed in early 2005.

•     The angel Broadband Fixed Wireless Access system has been selected by Chatham Internet Access (CIA) for a high speed wireless Internet project in Chatham, Ontario. The project, which will receive funding under Industry Canada’s BRAND (Broadband for Rural and Northern Development) initiative, will be deployed over the next two years. This is the first contract win for angel in Canada.

•     The swing fixed wireless access system has been selected by the Office des Postes et Télécommunications (OPT) in French Polynesia for a rural telephony modernization project in the Marquesas islands. The contract is valued at more than $2.5 million over the next two years, of which approximately $1.7 million in equipment and services will be delivered this year.

•     CTR, SR Telecom’s Chilean network operator subsidiary, has been granted a license by the Minister of Public Works and Telecommunications of Chile that allows CTR to provide urban wireless telecommunications services (“urban initiative”) in the cities of Temuco, Talca, Los Angeles and Chillan. This should enable CTR to proceed with its program to deploy up to 4,000 lines in 2004. CTR has recently been granted two new licenses for the cities of Osorno and Puerto Montt.

Critical Accounting Policies

SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom’s management to make significant estimates and assumptions. SR Telecom believes that the following accounting policies may involve a higher degree of judgment and complexity in their application, and represent SR Telecom’s critical accounting policies.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is probable.

SR Telecom recognizes revenue through two primary revenue streams: revenue from the sale of equipment and service revenue. Service revenue is comprised of site survey and engineering prior to installation, as well as installation of the equipment, training of customer personnel and repair contracts. Revenue for equipment sold separately is recognized upon delivery and when all significant contractual obligations have been satisfied and collection is probable. SR Telecom also enters into contracts involving multiple elements or “turnkey” contracts, which include the sale of equipment as well as the sale of services. Turnkey contracts generally include the sale of equipment as well as site survey and engineering, which involves the assessment of the locations to be installed and the requirements of the equipment to be installed, as well as installation of the equipment at the site. The service elements are not essential to the functionality of the delivered equipment. Recognition of revenue in turnkey contracts on the sale of manufactured equipment is recognized upon delivery. Recognition of revenue on the performance of site survey and engineering, and installation of the equipment is recognized when the services are performed. The establishment of the selling prices of services and equipment in these contracts is determined by reference to similar contracts whereby these elements are offered on a stand-alone basis and are incorporated in the contract details. For contracts involving multiple elements, SR Telecom allocates revenue to each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

SR Telecom products and services are generally sold as part of a contract or purchase order, of which some are for periods extending beyond one year. Revenue and cost estimates on long-term contracts are revised periodically based on changes in circumstance, and any potential losses are recognized in the period that such losses become known.

Warranty Obligations

Accruals for warranty costs are established at the time of shipment and are based on contract terms and experience from prior claims. SR Telecom’s usual warranty terms are one year with extended periods in certain limited circumstances. SR Telecom evaluates its obligations related to product warranty on an ongoing basis. If warranty costs change substantially, SR Telecom’s warranty accrual could change significantly. SR Telecom tracks historical warranty cost, including labor and

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

replacement parts, and uses this information as the basis for the establishment of its warranty provision. With respect to the introduction of new products, warranty accruals are determined based on SR Telecom’s historical experience with similar products.

Allowance for Doubtful Accounts

SR Telecom performs ongoing credit evaluations of its customers’ financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and on-going project risks. Wherever practical, SR Telecom requires accounts receivable to be insured by an export credit agency or by confirmed irrevocable letters of credit. SR Telecom believes that it has sufficient allowance for doubtful accounts to address the risk associated with its outstanding accounts receivable.

Provision for Excess or Obsolete Inventory

Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favorable than SR Telecom’s assumptions, additional reserves may be required.

Assessment of Impairment of Long-lived Assets

Effective April 1, 2003, the Corporation adopted CICA Handbook Section 3063, “Impairment of Long-Lived Assets”: This recommendation establishes the standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use, which include property, plant and equipment, and intangible assets with finite useful lives. In accordance with these recommendations, an impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value, and is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation’s results from operations or financial position.

The Corporation evaluates the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment exists, management considers the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined.

Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

All of SR Telecom’s subsidiaries are financially and/or operationally dependent on SR Telecom and are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries’ accounts are reflected in the statement of operations.

Future Income Taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized. SR Telecom intends to use the balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Financial Position

SR Telecom’s operations are by their nature capital intensive and require continuing access to financing to fund the retirement of maturing debt, additional development and acquisition opportunities, working capital needs, capital expenditures and other cash requirements. If the Corporation is unable to obtain such additional financing or refinance existing debt, it may be unable to repay existing debt or meet capital needs. If the Corporation is unable to repay existing debt or meet capital needs using the cash and cash flow from operations, it could be forced to sell other assets needed for its business activities. A substantial portion of cash flow from operations would need to be dedicated to repayment of debt, thereby reducing the availability of cash flow to fund working capital, capital expenditures, research and development efforts, potential acquisition opportunities and other general corporate purposes. This could reduce the Corporation’s flexibility in planning for or reacting to changes in business, or is unable to make strategic acquisitions, introduce new products or exploit new business opportunities.

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment (“Wireless”) and the second is the Telecommunications Service Provider Business Segment (“CTR”).

Three months ended June 30, 2004 versus three months ended June 30, 2003

Wireless Telecommunications Products Business Segment

	Percent of Revenue
	2004	2003
Revenue	100%	100%
Cost of revenue	58%	50%
Gross profit	42%	50%
Agents commissions	7%	4%
Selling, general and administrative expenses	38%	39%
Restructuring, asset impairment and other charges	40%	-
Research and development expenses, net	24%	23%
Total operating expenses	109%	66%
Operating loss	(67%)	(16%)
Interest expense, net	(4%)	(6%)
Gain (loss) on foreign exchange	3%	(14%)
Income tax (expense) recovery	-	9%
Net loss	(68%)	(27%)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows for the three months ended June 30, 2004 and 2003:

	Revenue		Percent of Wireless
	(in thousands)		Revenue
	2004	2003	2004	2003
Europe, Middle East and Africa	14,576	15,689	46%	58%
Asia	9,354	7,003	30%	26%
Latin America	5,181	2,665	16%	10%
Other	2,448	1,682	8%	6%
	31,559	27,039	100%	100%

Revenue in Europe, Middle East and Africa in percentage terms and dollar terms decreased in the second quarter of 2004 to 46% or $14.6 million from 58% or $15.7 million in the second quarter of 2003. Both the product mix and the customer mix differ in the second quarter of 2004 compared to same period of the previous year as a significant portion of the revenue generated relates to airstar and angel products in 2004. Revenue increased in Asia both in dollar terms and percentage terms for the three months ended June 30, 2004 compared to the same quarter of the previous year due to the inclusion of revenues associated with the launch of its next generation SR500ip to a major incumbent carrier in Thailand. Revenue in Latin America as a percentage of wireless revenue increased from 10% in the second quarter of 2003 to 16% in the second quarter of 2004. The increase is primarily due to the sale of airstar to a South American telecommunications service provider.

Revenue from customers that comprised more than 10% of wireless revenue for the three months ended June 30, 2004 is as follows:

	Revenue	Percent of Wireless
	(in thousands)	Revenue
	2004	2004
Rural Telephone Services Company Limited (Thailand)	$4,930	16%
Aggregate amount	$4,930	16%

Revenue from customers that comprised more than 10% of wireless revenue for the three months ended June 30, 2003 is as follows:

	Revenue	Percent of Wireless
	(in thousands)	Revenue
	2003	2003
Sudan Telecom Company	$7,905	29%
Telstra Corporation Limited	$3,763	14%
Aggregate amount	$11,668	43%

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue

For the quarter ended June 30, 2004, equipment revenue increased to $26.1 million compared to $22.0 million for the quarter ended June 30, 2003. The increase in revenue in the second quarter of 2004 compared to the second quarter of 2003 is a result of sales of SR Telecom’s airstar and angel product lines, and the shipment of approximately $3.6 million of SR500ip system to an incumbent carrier in Thailand. Service revenue slightly increased to $5.4 million for the quarter ended June 30, 2004 compared to $5.0 million for the quarter ended June 30, 2003. The Corporation expects increased revenue in both the third and fourth quarters of 2004 compared to the current quarter, as purchase orders are received under recently awarded contracts and pending contract awards.

Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized.

Gross profit as a percentage of revenue decreased to 42% for the three months ended June 30, 2004 from 50% for the three months ended June 30, 2003. The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Although equipment gross profit in dollar terms remained relatively the same at $10.8 million, equipment gross profit as a percentage declined to 41% in the second quarter of 2004 compared to 51% in the second quarter of 2003. The decrease in gross profit percentage resulted partly from variations in sales mix including sales of lower margin products such as angel and airstar offset by the higher margins on SR 500ip. Services gross profit decreased to 45% in the second quarter of 2004 from 46% in the second quarter of 2003. The Corporation anticipates gross profit as a percentage of revenue to improve from the current quarter’s gross profit due to process improvements and increased factory volumes.

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom’s international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners.

Agent commissions as a percentage of revenue increased to 7% or $2.1 million in the three months ended June 30, 2004 from 4% or $1.0 million in the three months ended June 30, 2003. The increase in commissions in the current quarter is primarily due to equipment sales to a major carrier in Asia. The jurisdiction and equipment mix changed significantly since the end of 2003, partly due to the addition of airstar and angel. Commissions as a percentage of revenue are expected to decrease in the remainder of 2004 compared to the current quarter, as product mix changes.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses.

Selling, general and administrative expenses increased to $12.1 million for the three months ended June 30, 2004, compared to $10.5 million for the same period in 2003. This was primarily due to the inclusion of the Redmond facilities, which resulted in approximately $1.9 million in SG&A expense in the period. The SG&A expense to revenue ratio is relatively the same, at 38% and 39% for the second quarters of 2004 and 2003, respectively. The Corporation is continuing to implement additional measures to reduce its cost base in order to bring costs in line with the current and anticipated level of revenue and expects a significant reduction in SG&A expenses in the third quarter, with further reductions to be experienced in the fourth quarter as the plan is completed.

Research and Development Expenses

Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products, net of government investment tax credits associated with these activities.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Research and development expenses on a comparable basis increased by $1.3 million to $7.5 million for the three months ended June 30, 2004 from $6.2 million for the three months ended June 30, 2003. The increase is due to additional research and development costs of $2.4 million incurred as a result of the inclusion of SR Telecom’s research and development facility in Redmond, Washington, and a reduction in the amount of investment tax credits being recognized in the second quarter of 2004 that offset research and development expense. As of July 1, 2003, the Corporation ceased the recognition of further Federal investment tax credits since there is limited assurance that these credits will be realized in the near term. The Corporation continues implementing programs that will substantially reduce research and development costs in the latter part of 2004. In the third quarter, cost reductions from the closure of the research facilities in France will be realized. The closure of the Redmond facilities will be finalized in the beginning of the third quarter, resulting in lower R&D costs in both the third and fourth quarters.

Restructuring, Asset Impairment and Other Charges

On April 30, 2004, SR Telecom began a comprehensive streamlining and restructuring initiative that will significantly reduce its cost base in line with current and anticipated revenue levels. During the current quarter, restructuring charges of $12.7 million were accrued in the statement of operations. These charges were predominantly comprised of severance and termination benefits, lease charges and the write off of specific inventory and other assets. With the closure of the Corporation’s Redmond facility as well as the elimination of the research facility in France, research and development activities will be concentrated in Montreal and the focus on SR Telecom’s operations in France will be sales, customer support and projects. In total, 86 employees were terminated.

Management also decided that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write off of certain inventory of $1.1 million in the second quarter of 2004. The Corporation also recorded the write off of deferred charges of $0.3 million during the current quarter.

Additional restructuring charges will be incurred in the third quarter of 2004 primarily relating to lease charges and cancellation fees. In the fourth quarter, the full effect of the savings from the plan will be realized.

Interest Expense

Interest expense was $1.2 million for the three months ended June 30, 2004, compared to $1.5 million for the same period in 2003. The decrease is due to the repurchase of $4.0 million of the unsecured debentures in the fourth quarter of 2003, the overall reduction in the operating line of credit from $5.0 million as at June 30, 2003 to nil as at June 30, 2004, and interest income generated from investments made with the proceeds of the public offering and private placement. Going forward, the Corporation expects interest expense to remain relatively stable with respect to the amounts recorded in the current quarter.

Foreign Exchange

SR Telecom’s trade receivables are primarily in US dollars and Euros. The foreign exchange gain of $1.1 million for the three months ended June 30, 2004, compared to the foreign exchange loss of $3.8 million in the three months ended June 30, 2003, resulted from lower fluctuations in foreign exchange on its US dollar receivables compared to the same quarter of the previous year as well as Corporate investments in US dollar securities. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar.

Income Taxes

The income tax provision includes tax loss carry forward benefits and other future income tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse. The tax loss carry-forwards recognized relate primarily to losses incurred in Canada. SR Telecom’s change in effective tax rates in the year as compared to previous years reflects the fact that, as of the beginning of the third quarter of 2003, the Corporation has ceased to recognize additional tax loss carry-forward benefits, resulting in income tax expense of a nominal amount in the current quarter compared to $2.3 million of income tax recovery in the second quarter of 2003. The income tax provision is also affected by the geographic distribution of the earnings mix.

Backlog

Backlog at the end of the second quarter in 2004 stood at $31.2 million, which is expected to be delivered in 2004, down from $52 million at the end of the second quarter in 2003. SR Telecom’s backlog has decreased over the prior periods in that it previously reflected large turnkey operations that would be recognized over long-term periods. The Corporation’s current backlog is now comprised of many short-term orders that turn over more quickly than in the past. Currently, significant orders are expected to be generated from the airstar and angel product lines, the launch of SR 500ip, and from increased activity in a number of SR Telecom’s traditional markets. However, the timing of these orders cannot be identified with certainty.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Telecommunication Service Provider Business Segment

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is currently focused on reducing costs and increasing revenues with the objective of maximizing operating cash flow. SR Telecom believes that increased revenue from the installation of more lines using the angel inventory and recent access charge increases will also contribute to this objective.

Revenue

CTR experienced an increase in revenue to $5.0 million for the three months ended June 30, 2004, from $3.6 million for the three months ended June 30, 2003. Net revenues in Chilean peso terms was 2,339 million pesos for the second quarter of 2004 and 1,791 million pesos for the second quarter of 2003, an increase of 548 million pesos or 31%. The increase is partially attributable to the increase in access tariffs approved by the Chilean regulator, Subtel, effective March 1, 2004. Revenue has also been affected by the increase in the value of the Chilean peso compared to the Canadian dollar. In peso terms, revenues are expected to remain at these levels in the next quarter and throughout 2004 due to the effect of the increase in access charges and the rollout of the Corporation’s new urban initiative.

Operating Expenses

Operating expenses consist of compensation costs, travel and related expenses, as well as wire support and maintenance, and professional service fees and expenses. Operating expenses decreased slightly to $4.8 million for the three months ended June 30, 2004 from $4.9 million for the three months ended June 30, 2003. Operating expenses decreased to 2,103 million pesos for the current quarter, from 2,126 million pesos for the same quarter of the prior year. CTR will continue to focus on operational efficiencies and cost reductions to reduce operating expenses where possible.

Interest Expense

Interest expense for the three months ended June 30, 2004, has marginally decreased to $0.7 million from $0.8 million for the same period in 2003.

Foreign Exchange

The foreign exchange loss of $1.5 million for the three months ended June 30, 2004 compared to the foreign exchange gain of $4.4 million for the three months ended June 30, 2003, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Six months ended June 30, 2004 versus six months ended June 30, 2003

Wireless Telecommunications Products Business Segment

	Percent of Revenue
	2004	2003
Revenue	100%	100%
Cost of revenue	61%	52%
Gross profit	39%	48%
Agents commissions	5%	5%
Selling, general and administrative expenses	48%	39%
Restructuring, asset impairment and other charges	24%	-
Research and development expenses, net	28%	22%
Total operating expenses	105%	66%
Operating loss	(66%)	(18%)
Interest expense, net	(4%)	(5%)
Gain (loss) on foreign exchange	1%	(16%)
Income tax (expense) recovery	-	10%
Net loss	(69%)	(29%)

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows for the six months ended June 30, 2004 and 2003:

	Revenue		Percent of Wireless
	(in thousands)		Revenue
	2004	2003	2004	2003
Europe, Middle East and Africa	25,171	26,217	47%	50%
Asia	17,347	18,697	33%	35%
Latin America	6,651	5,360	13%	10%
Other	3,990	2,729	7%	5%
	53,159	53,003	100%	100%

Revenue in Europe, Middle East and Africa in percentage terms and dollar terms decreased in the first half of 2004 to 47% or $25.2 million from 50% or $26.2 million in the first half of 2003. Both the sales mix and the customer mix differ in the first six months of 2004 compared to same period of the previous year as a significant portion of the revenue generated relates to airstar and angel products in 2004. Revenue marginally decreased in Asia both in dollar terms and percentage terms for the six months ended June 30, 2004 compared to the same period of the previous year. Revenue in Latin America as a percentage of wireless revenue increased to 13% in the first half of 2004 from 10% in the first half of 2003.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue from customers that comprised more than 10% of wireless revenue for the six months ended June 30, 2004 is as follows:

	Revenue	Percent of Wireless
	(in thousands)	Revenue
	2004	2004
Rural Telephone Services Company Limited (Thailand)	$6,283	12%
Aggregate amount	$6,283	12%

Revenue from customers that comprised more than 10% of wireless revenue for the six months ended June 30, 2003 is as follows:

	Revenue	Percent of Wireless
	(in thousands)	Revenue
	2003	2003
Telstra Corporation Limited	$9,982	19%
Sudan Telecom Company	$9,272	18%
Municipal Telephone Projects Office of Philippines	$6,557	12%
Saudi Telecom Company	$5,510	10%
Aggregate amount	$31,321	59%

Revenue

For the six months ended June 30, 2004, equipment revenue increased by $4.1 million to $42.7 million from $38.6 million for the six months ended June 30, 2003. Both the product mix and the customer mix differ in the first half of 2004 compared to same period of the previous year as a significant portion of the revenue generated relates to airstar and angel products and the recent launch of SR500ip. Service revenue decreased by $3.9 million in the first half of 2004 to $10.5 million from $14.4 million in the first half of 2003 as the service components of major turnkey projects were finalized in 2003.

Gross Profit

Gross profit as a percentage of revenue decreased to 39% or $20.9 million for the six months ended June 30, 2004 from 48% or $25.4 million for the six months ended June 30, 2003. The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Equipment gross profit declined to 38% or $16.1 million in the first six months of 2004 compared to 51% or $19.5 million in the first six months of 2003. This decrease resulted partly from variations in sales mix including sales of lower margin products such as angel and airstar, and is also due to an increase in under-absorbed overhead costs in 2004. Services gross profit increased to 46% in the six months ended June 30, 2004 from 41% in the six months ended June 30, 2003 as a larger portion of the service revenue relates to product repairs that traditionally have better margins than service revenue on turnkey projects.

 Agent Commissions

For the six months ended June 30, 2004, agent commissions as a percentage of revenue and dollar terms remained relatively consistent at 5% and $2.7 million in relation to the six months ended June 30, 2003 at 5% and $2.6 million.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $25.3 million for the six months ended June 30, 2004, compared to $20.7 million for the same period in 2003. This was primarily due to the inclusion of operations acquired through the Netro acquisition, which resulted in approximately $4.9 million in SG&A expense in the period. The SG&A expense to revenue ratio increased to 48% in the first half of 2004 compared to 39% in the first half of 2003.

Research and Development Expenses

Research and development expenses on a comparable basis increased by $3.3 million to $14.8 million for the six months ended June 30, 2004 from $11.5 million for the six months ended June 30, 2003. The increase is due to additional research and development costs of $4.8 million incurred as a result of the inclusion of Netro’s research and development facility in Redmond, Washington, as well as a reduction in the amount of investment tax credits recognized in the first half of 2004.

Restructuring, Asset Impairment and Other Charges

On April 30, 2004, SR Telecom began a comprehensive streamlining and restructuring initiative that will significantly reduce its cost base in line with current and anticipated revenue levels. During the current period, restructuring charges of $12.7 million were accrued in the statement of operations. These charges were predominantly comprised of severance and termination benefits, lease charges and the write off of specific inventory and other assets. With the closure of the Corporation’s Redmond facility as well as the elimination of the research facility in France, research and development activities will be concentrated in Montreal and the focus on SR Telecom’s operations in France will be sales, customer support and projects. In total, 86 employees were terminated.

Management also decided that it would no longer pursue the development and sales of the stride 2400 product line. As a result, the Corporation recorded the write off of certain inventory of $1.1 million in the second quarter of 2004. The Corporation also recorded the write off of deferred charges of $0.3 million during the current quarter.

Additional restructuring charges will be incurred in the third quarter of 2004 primarily relating to lease charges and cancellation fees. In the fourth quarter, the full effect of the savings from the plan will be realized.

Interest Expense

Interest expense was $2.3 million for the six months ended June 30, 2004, compared to $2.8 million for the same period in 2003. The decrease is due to the repurchase of $4.0 million of the unsecured debentures in the fourth quarter of 2003, and interest income generated from investments made with the proceeds of the public offering and private placement.

Foreign Exchange

SR Telecom’s trade receivables are primarily in US dollars and Euros. The foreign exchange gain of $0.7 million for the six months ended June 30, 2004, compared to the foreign exchange loss of $8.2 million in the six months ended June 30, 2003, resulted from lower fluctuations in foreign exchange on its US dollar receivables compared to the same period of the previous year as well as Corporate investments in US dollar securities. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar.

Income Taxes

The income tax provision includes tax loss carry forward benefits and other future income tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse. The tax loss carry-forwards recognized relate primarily to losses incurred in Canada. SR Telecom’s change in effective tax rates in the year as compared to previous years reflects the fact that, as of the beginning of the third quarter of 2003, the Corporation ceased to recognize additional tax loss carry-forward benefits, resulting in income tax expense of $0.3 million for the six months ended June 30, 2004 compared to $5.3 million of income tax recovery for the six months ended June 30, 2003. The income tax provision is also affected by the geographic distribution of earnings mix.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Telecommunication Service Provider Business Segment

Revenue

CTR experienced an increase in revenue to $9.6 million for the six months ended June 30, 2004, from $7.2 million for the six months ended June 30, 2003. Net revenues in Chilean peso terms was 4,415 million pesos for the first half of 2004 and 3,556 million pesos for the first half of 2003, an increase of 859 million pesos or 24%. The increase is partially attributable to the increase in access tariffs approved by the Chilean regulator, Subtel, effective March 1, 2004. Revenue has also been affected by the increase in the value of the Chilean peso compared to the Canadian dollar.

Operating Expenses

Operating expenses decreased to $9.6 million for the six months ended June 30, 2004 from $10.4 million for the six months ended June 30, 2003. Operating expenses decreased to 4,157 million pesos for the first half of 2004 from 4,497 million pesos for the same period of the prior year. Continued operational efficiencies and cost reductions in the current period contributed to the decrease in operating expenses in Chile. This reduction was partially offset in Canadian dollar terms due to the increase in the value of the Chilean peso relative to the Canadian dollar.

Interest Expense

Interest expense for the six months ended June 30, 2004, has decreased to $1.5 million from $1.7 million for the same period in 2003. The decline is primarily due to a reduction in the amount of long-term debt outstanding.

Foreign Exchange

The foreign exchange loss of $2.2 million for the six months ended June 30, 2004, compared to the foreign exchange gain of $8.4 million for the six months ended June 30, 2003, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt.

Consolidated Liquidity and Capital Resources

Cash and Short-Term Investments

The consolidated cash and short-term investment position including restricted cash, increased to $26.3 million at June 30, 2004, compared to $18.7 million at December 31, 2003. The increase results from the recently completed equity financing of net proceeds of $46.8 million in the month of February 2004 partially offset by $11.2 million repayment of outstanding debt , and the use of cash to fund operations. The Corporation is striving to improve its working capital position as well as reduce the amount of working capital employed relative to revenue.

Accounts Receivable

The trade receivables decrease of $9.0 million during the period to $69.7 million at June 30, 2004 from $78.7 million at December 31, 2003, results from the collection of outstanding receivables primarily from long-term customers in Saudi Arabia, Mexico and Argentina.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceeding as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom’s right to continue to receive payments from MCI under

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

To date, MCI has not objected to the claim, nor has it rejected the Tripartite Agreement. On April 27, 2004, MCI’s Bankruptcy Plan was finally made effective. The court approved date for filing of objections is six months from the effective date of the Plan which means that MCI now has until October 2004 to object to any claims filed. SR Telecom's claim is presently listed as an Administrative Priority Claim. Under MCI's Bankruptcy Plan, Administrative Priority Claims are paid in full therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

Inventory

The inventory balance increased by $7.9 million to $55.9 million at June 30, 2004 from $48.0 million at December 31, 2003. This ramp up in inventory is primarily due to the anticipation of contract awards and to strategic purchases of components. The Corporation expects that increased sales anticipated in the third and fourth quarters of 2004 will reduce the inventory balance.

Investment Tax Credits and Future Income Tax Assets

Investment tax credits are created from eligible research and development expenditures. Future income tax assets are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates which will be in effect when the differences are expected to reverse. As of July 1, 2003, the Corporation stopped recognizing future income tax assets and non-refundable Federal investment tax credits in its Canadian operations because the Corporation could no longer support the addition of tax related assets on its balance sheet. SR Telecom intends to use the existing balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

To use the investment tax credits existing of $17.3 million at June 30, 2004, future taxable income of approximately $87 million is required. The investment tax credits have an initial expiration period of 10 years. SR Telecom’s existing credits have a remaining life of approximately 6 to 10 years.

Most of the future income tax assets relate to timing differences between the tax bases and financial reporting of research and development expenses as well as depreciation amounts. The future income tax assets derived from these differences have an indefinite life. The remaining balance relates mostly to tax loss carry-forward benefits recognized in Chile, which have an indefinite life.

Although SR Telecom has had losses in recent years, SR Telecom had a history of profit in the years before these. Profitability for the past few years has been adversely impacted by the market conditions in the telecommunications industry and other political, economic and social events that affected our customers. SR Telecom believes these issues are temporary and that the industry will return to profitability. SR Telecom is working to strategically position itself and return to profitability when the industry conditions improve.

Restricted Cash

Both the long-term and short-term portions of restricted cash relate to US dollar letters of credit that are pledged against the Redmond and San Jose operating leases, and performance and bid bonds that support the Corporation’s contracting activities.

Intangible Assets

The intangible assets included in the balance sheet relate to the angel and airstar technology obtained through the Netro acquisition in September of 2003. A value was derived to reflect the future use of this technology. The Corporation is amortizing the intangible assets over their estimated useful lives, which is 5 years for the airstar technology and 7 years for the angel technology.

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom’s business plan. CTR’s property, plant and equipment additions were $1.3 million for the first half of 2004, compared to $0.3 million for the same period of the prior year. Wireless products additions were $1.1 million in the current period compared to $4.4 million that predominantly related to the shift asset purchase in the first quarter of 2003. The Company is progressing with the urban line initiative in Chile.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The total cost to complete this initiative for this fiscal year is estimated at $2.7 million. The SR Telecom wireless segment presently has no material commitments for capital expenditures.

Bank Indebtedness

On April 16, 2004, the Corporation repaid its $2.3 million operating line of credit in full and cancelled the facility. This operating line of credit is no longer available to the Corporation.

Liabilities

Trade payables and accrued liabilities increased by $3.9 million to $63.3 million at June 30, 2004 from $59.4 million at December 31, 2003. The amount of trade payables is in line with SR Telecom’s current level of operations.

Long-Term Debt and Shareholders’ Equity

(‘000’s)	June 30,	December 31,
	2004	2003
Long-term liability	$2,020	$1,939
Lease liability	$10,406	$12,808
Debentures	$71,000	$71,000
Project financing	$41,728	$45,232
Shareholder’s equity	$98,374	$91,740

Long-Term Liability

The long-term liability of $2.0 million reflects the fair value of the indemnification provided to the directors and officers of Netro Corporation as part of the purchase agreement.

Lease Liability

The lease liability of $10.4 million, representing a long-term portion of $4.6 million and a short-term portion of $5.8 million, arose on the assumption of Netro’s operating lease for its San Jose office, which is vacant. This lease obligation has been recorded in the financial statements at its fair market value, determined by the present value of future lease payments, reduced by an estimated amount of sub-lease revenue.

Long-Term Debt

SR Telecom’s debentures are unsecured and bear interest at 8.15%, payable semi-annually. The balance of the debentures is due in a bullet payment at maturity in April 2005. SR Telecom intends to partially refinance this debt. If SR Telecom is unable to repay or refinance this debt when it becomes due, there will be material and adverse consequences for our financial position and results of operations.

The project financing relates to outstanding notes with Export Development Canada and the Inter-American Development Bank that are obligations of CTR. As of June 30, 2004, a principal amount of US$31.0 million was outstanding. On April 8 and May 17, 2004, the Corporation repaid US$2.5 million and US$1.5 million of the principal amount of the notes. Payments of principal and interest are due in semi-annual installments until maturity in 2008.

Currently, the lenders would have full recourse against SR Telecom for the full amount of the loans, if performance, financial performance and financial position covenants are not met. While CTR and SR Telecom have not met all of these covenants, default of the covenants has been waived by the lenders for an additional one year period ending February 14, 2005. As the waiver period does not extend for a full year subsequent to June 30, 2004, the total amount of the notes has been recorded as a current liability in the consolidated financial statements as at June 30, 2004. These covenants were waived in previous years and SR Telecom believes that these covenants will continue to be waived on an annual basis until the balance of the amounts outstanding is either repaid or refinanced. If the lenders decline to waive the defaults, all amounts due under the loans, including principal, interest and other fees, could be declared due and immediately payable. In addition, if Export Development Canada and Inter-American Development Bank accelerated the loans, a default would be triggered under SR Telecom’s public debentures which means that all amounts could be declared due and immediately payable.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Counterparts for both project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

In April 2005, the outstanding debentures become due and payable. The Corporation is currently considering its options for the refinancing of these debentures either with new debt or the extension of the payment terms. The Corporation may also repurchase a portion of the debentures using current resources and operating cash flow.

Shareholder’s Equity

(‘000’s)	June 30,	December 31,
	2004	2003
Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
17,610,212 (10,467,283 - December 31, 2003) common shares	$219,653	$180,866
3,924,406 (352,941 - December 31, 2003) warrants	$13,029	$1,815

On February 18, 2004, the Corporation completed a public offering of 5,714,287 units for gross cash proceeds of $40,000,000. Concurrently with the closing of the public offering, the Corporation completed a private placement of 571,500 units for aggregate gross proceeds of $4,001,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006.

On February 24, 2004, the over-allotment option related to the public offering was exercised where an additional 857,142 units were purchased for gross cash proceeds of $6,000,000. These units hold the same terms and conditions as those of the public and private offerings.

The gross proceeds for the units of $50,001,000 were allocated between common shares and warrants based on their fair values. Accordingly, $38,787,000 was allocated to the common shares and $11,214,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of 2 years.

The underwriting commissions and other expenses amounted to $3,214,000 relating to the public offering and private placement. These share issue costs were charged to deficit.

SR Telecom has a Directors’ Share Compensation Plan and an Employee Stock Option Plan that provides stock options to key employees, where the options vest over a period of four to five years. During the six months ended June 30, 2004, no common shares were issued under the Directors’ Share Compensation Plan. The Corporation effectively terminated its Employee Stock Purchase Plan as of January 1, 2004.

As at June 30, 2004, the Corporation’s outstanding number of stock options is 431,930 where 153,460 stock options are exercisable.

Effective January 1, 2004, the Corporation adopted the new transitional provisions of the Canadian Institute of Chartered Accountants’ (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, where compensation expense is now recognized on all issued and outstanding stock options issued after January 1, 2002, in accordance with the fair value method of accounting. This amendment has been applied retroactively without restatement of prior periods. This resulted in a charge to opening deficit of $272,000 with a corresponding credit to contributed surplus at January 1, 2004. For the six months ended June 30, 2004, compensation expense of $112,000 was included in operating expense in the statement of operations.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Cash Flows

For the three months ended June 30, 2004, cash flows used in operations totaled $10.6 million as compared to an outflow of $15.3 million for the three months ended June 30, 2003. For the six months ended June 30, 2004, cash flows used in operations totaled $25.6 million as compared to an outflow of $20.1 million for the six months ended June 30, 2003.

For the three months ended June 30, 2004, cash flows used in financing activities totaled $9.0 million as compared to an outflow of $1.2 million for the three months ended June 30, 2003. The outflow in the current quarter primarily relates to the debt repayment of the US dollar notes payable and bank indebtedness. For the six months ended June 30, 2004, cash flows from financing activities totaled $35.6 million as compared to an outflow of $9.2 million for the six months ended June 30, 2003. The inflow in the period reflects the proceeds on the public offering and private placement offset by repayment of outstanding obligations.

For the three months ended June 30, 2004, cash flows from investing activities totaled $21.7 million as compared to an inflow of $13.2 million for the three months ended June 30, 2003. This results from cashing in its short-term investments to fund operations during the second quarter of 2004. For the six months ended June 30, 2004, cash flows used in investing activities totaled $7.8 million as compared to an inflow of $14.9 million for the six months ended June 30, 2003. With the proceeds from the equity financing in February 2004, the Corporation purchased short-term investments of $41.2 million. This is offset by the sale of $35.6 million of these investments during the period to fund operations.

SR Telecom believes that its cash and cash equivalents balance, short-term investments, cash from improved operations going forward will be sufficient to satisfy its operating cash requirements for at least the next twelve months. SR Telecom expects to be cash flow positive in the second half of the year. The Corporation will not generate sufficient cash flow from operations to repay its long-term debt in its entirety. Accordingly, the Corporation will have to refinance or roll over all or part of its existing indebtedness on or prior to its maturity date.

New accounting recommendations

Asset Retirement Obligations

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accounts (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”. The new recommendation focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation has not had an impact on the results of operation or financial position of the Corporation.

Consolidation of Variable Interest Entities

Accounting Guideline 15, “Consolidation of Variable Interest Entities”: This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. This Guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG 15 is not expected to have an impact on the Corporation’s results from operations or financial position.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Interim Consolidated Financial Statements

SR TELECOM INC.
For the six months ended June 30, 2004 and 2003
(Unaudited)

NOTICE:
The attached financial statements have been prepared by the management of SR Telecom Inc. and have not been reviewed by the auditor of SR Telecom Inc.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Earnings
(in thousands, except for per share amounts)

	For the Three Months ended June 30th,
	2004			2003
	amended (note 12)
	(unaudited)			(unaudited)
	Wireless		Cons.	Wireless		Cons.
	products	CTR		products	CTR
Revenue
Equipment	26,141	-	26,141	22,016	-	22,016
Services	5,418	-	5,418	5,023	-	5,023
Telecommunications	-	5,039	5,039	-	3,567	3,567
Total revenue	31,559	5,039	36,598	27,039	3,567	30,606
Cost of revenue
Equipment	15,389	-	15,389	10,884	-	10,884
Services	2,959	-	2,959	2,689	-	2,689
Total cost of revenue	18,348	-	18,348	13,573	-	13,573
Gross profit	13,211	5,039	18,250	13,466	3,567	17,033
Agent commissions	2,083	-	2,083	1,050	-	1,050
Restructuring, asset impairment and other charges (note 4)	12,719	-	12,719	-	-	-
Operating expenses	12,146	4,760	16,906	10,518	4,927	15,445
Research and development expenses, net	7,546	-	7,546	6,157	-	6,157
Operating (loss) earnings	(21,283)	279	(21,004)	(4,259)	(1,360)	(5,619)
Interest expense, net	1,227	734	1,961	1,478	781	2,259
(Gain) loss on foreign exchange	(1,102)	1,511	409	3,843	(4,390)	(547)
(Loss) earnings before income taxes	(21,408)	(1,966)	(23,374)	(9,580)	2,249	(7,331)
Income tax (expense) recovery	(6)	-	(6)	2,351	-	2,351
Net (loss) earnings	(21,414)	(1,966)	(23,380)	(7,229)	2,249	(4,980)
Weighted average number of common shares outstanding (note 5)			17,610			5,548
Net (loss) earnings per share basic and diluted	(1.22)	(0.11)	(1.33)	(1.30)	0.40	(0.90)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Earnings
in thousands, except for per share amounts)

	For the Six Months ended June 30th,
	2004			2003
	amended (note 12)
	(unaudited)			(unaudited)
	Wireless		Cons.	Wireless		Cons.
	products	CTR		products	CTR
Revenue
Equipment	42,691	-	42,691	38,565	-	38,565
Services	10,468	-	10,468	14,438	-	14,438
Telecommunications	-	9,646	9,646	-	7,204	7,204
Total revenue	53,159	9,646	62,805	53,003	7,204	60,207
Cost of revenue
Equipment	26,581	-	26,581	19,062	-	19,062
Services	5,649	-	5,649	8,498	-	8,498
Total cost of revenue	32,230	-	32,230	27,560	-	27,560
Gross profit	20,929	9,646	30,575	25,443	7,204	32,647
Agent commissions	2,677	-	2,677	2,647	-	2,647
Restructuring, asset impairment and other charges (note 4)	12,719	-	12,719	-	-	-
Operating expenses	25,332	9,626	34,958	20,641	10,442	31,083
Research and development expenses, net	14,808	-	14,808	11,536	-	11,536
Operating (loss) earnings	(34,607)	20	(34,587)	(9,381)	(3,238)	(12,619)
Interest expense, net	2,266	1,492	3,758	2,801	1,741	4,542
(Gain) loss on foreign exchange	(651)	2,248	1,597	8,226	(8,416)	(190)
(Loss) earnings before income taxes	(36,222)	(3,720)	(39,942)	(20,408)	3,437	(16,971)
Income tax (expense) recovery	(298)	(25)	(323)	5,310	-	5,310
Net (loss) earnings	(36,520)	(3,745)	(40,265)	(15,098)	3,437	(11,661)
Weighted average number of common shares outstanding (note 5)			15,668			5,535
Net (loss) earnings per share basic and diluted	(2.33)	(0.24)	(2.57)	(2.73)	0.62	(2.11)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Deficit
For the Six Months ended June 30th
(in thousands of dollars)

	2004	2003
	amended
	(note 12)
	(unaudited)	(unaudited)
Deficit, beginning of period as previously reported	(90,941)	(45,659)
Cumulative effect of adoption of new accounting policy (notes 2 and 6)	(272)	-
Deficit, beginning of period as restated	(91,213)	(45,659)
Net loss	(40,265)	(11,661)
Share issue costs (note 5)	(3,214)	-
Deficit, end of period	(134,692)	(57,320)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Balance Sheets
As at June 30, 2004 and December 31, 2003
(in thousands of dollars)

	2004	2003
	amended
	(note 12)
	(unaudited)	(audited)
Assets
Cash and cash equivalents	10,561	8,434
Short-term investments	10,161	3,231
Short-term restricted cash (note 8)	2,506	2,835
Accounts receivable, net	63,394	55,395
Current portion of long-term accounts receivable, net (note 3)	6,298	21,687
Income taxes receivable	2,399	1,889
Inventories	55,918	48,027
Prepaid expenses and deposits	5,860	5,253
	157,097	146,751
Long-term investment tax credits	17,335	18,145
Long-term portion of accounts receivable, net	-	1,571
Property, plant and equipment, net	86,946	90,127
Future income taxes	21,386	21,821
Long-term restricted cash (note 8)	3,025	4,243
Intangible assets, net	4,964	5,408
Other assets, net	868	1,709
	134,524	143,024
	291,621	289,775
Liabilities
Bank indebtedness (note 9)	-	3,000
Accounts payable and accrued liabilities (note 11)	63,282	59,435
Customer advances	4,413	4,163
Current portion of lease liability	5,823	5,591
Current portion of long-term debt	112,835	7,223
	186,353	79,412
Long-term lease liability	4,583	7,217
Long-term liability (note 10)	2,020	1,939
Long-term debt	291	109,467
	193,247	198,035
Shareholders' equity
Capital stock (note 5)	219,653	180,866
Warrants (note 5)	13,029	1,815
Contributed surplus (notes 2 and 6)	384	-
Deficit (notes 2 and 5)	(134,692)	(90,941)
	98,374	91,740
	291,621	289,775

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Cash Flows
For the Three Months ended June 30th,
(in thousands of dollars)

	2004	2003
	amended
	(note 12)
	(unaudited)	(unaudited)
Cash flows used in operating activities
Net loss	(23,380)	(4,980)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,199	3,182
Restructuring, asset impairment and other charges (note 4)	1,352	-
Gain on disposal of property, plant and equipment	(104)	-
Write down of property, plant and equipment	38	-
Non-cash stock compensation (note 6)	72	-
Future income taxes	279	(4,851)
Changes in operating assets and liabilities:
Decrease in long-term portion of accounts receivable	61	715
Decrease (increase) in non-cash working capital items	7,516	(4,749)
Unrealized foreign exchange	373	(4,639)
Net cash used in operating activities	(10,594)	(15,322)
Cash flows used in financing activities
Repayment of bank indebtedness (note 9)	(2,300)	-
Repayment of long-term lease liability	(1,322)	-
Repayment of long-term debt	(5,367)	(1,417)
Proceeds from issue of shares and warrants, net of share issue costs (note 5)	-	194
Net cash used in financing activities	(8,989)	(1,223)
Cash flows from investing activities
Purchase of property, plant and equipment	(1,322)	(854)
Proceeds on sale of property, plant and equipment	231	-
Purchase of short-term investments	(930)	-
Sale of short-term investments	23,686	15,500
Purchase of other assets	-	(1,477)
Net cash from investing activities	21,665	13,169
Increase (decrease) in cash and cash equivalents	2,082	(3,376)
Cash and cash equivalents, beginning of period	8,479	9,367
Cash and cash equivalents, end of period	10,561	5,991

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Cash Flows
For the Six Months ended June 30th,
(in thousands of dollars)

	2004	2003
	amended
	(note 12)
	(unaudited)	(unaudited)
Cash flows used in operating activities
Net loss	(40,265)	(11,661)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,381	6,319
Restructuring, asset impairment and other charges (note 4)	1,352	-
Gain on disposal of property, plant and equipment	(83)	-
Write down of property, plant and equipment	65	-
Non-cash stock compensation (note 6)	112	-
Future income taxes	435	(7,522)
Changes in operating assets and liabilities:
Decrease in long-term portion of accounts receivable	1,571	1,484
Decrease in non-cash working capital items	3,752	396
Unrealized foreign exchange	1,042	(9,067)
Net cash used in operating activities	(25,638)	(20,051)
Cash flows from (used in) financing activities
Repayment of bank indebtedness (note 9)	(3,000)	(5,000)
Repayment of long-term lease liability	(2,851)	-
Repayment of long-term debt	(5,367)	(4,510)
Proceeds from issue of shares and warrants, net of share issue costs (note 5)	46,787	351
Net cash from (used in) financing activities	35,569	(9,159)
Cash flows (used in) from investing activities
Purchase of property, plant and equipment	(2,395)	(3,253)
Proceeds on sale of property, plant and equipment	231	-
Purchase of short-term investments	(41,213)	-
Sale of short-term investments	35,573	19,622
Purchase of other assets	-	(1,477)
Net cash (used in) from investing activities	(7,804)	14,892
Increase (decrease) in cash and cash equivalents	2,127	(14,318)
Cash and cash equivalents, beginning of period	8,434	20,309
Cash and cash equivalents, end of period	10,561	5,991

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Notes to the Consolidated Financial Statements
For the Second Quarters ended June 30th, 2004 and 2003

1.	Basis of Presentation

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates.

The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual audited consolidated financial statements prepared in accordance with Canadian GAAP for the year ended December 31, 2003. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

The financial statements have been prepared on the going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations. The Corporation has a history of losses and has financed its operating and capital requirements partly through equity issuances.

In April 2005, the Corporation’s outstanding debentures in the amount of $71,000,000 become due and payable. The Company’s continuation as a going concern is dependent upon its ability to refinance these debentures or to extend the payment as well as its ability to generate sufficient cash flows to meet its obligations on a timely basis. The Corporation is currently considering its options for the refinancing of these debentures either with new debt or the extension of the payment terms and is of the opinion that, given the measures they have taken and expect to take, the assumption of going concern is appropriate. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with SR Telecom's annual audited consolidated financial statements for the years ended December 31, 2003 and 2002.

2.	Adoption of New Accounting Policies

In 2003, the Canadian Institute of Chartered Accountants issued Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The Corporation has adopted the new transitional provisions of this section, effective January 1, 2004, where compensation expense will be recognized on all issued and outstanding stock options issued to employees after January 1, 2002, in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods. As a result, opening deficit increased by $272,000 and contributed surplus was recorded for the same amount at January 1, 2004.

In 2003, the Canadian Institute of Chartered Accountants issued Section 3110, Asset Retirement Obligations. The new recommendation of this section, effective January 1, 2004, focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, development or normal operation of the asset. The adoption of this recommendation did not have an impact on the results of operation or financial position of the Corporation.

In 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline 15, Consolidation of Variable Interest Entities. The guideline presents the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests, effective November 1, 2004. The guideline is not expected to have an impact on the results of operation or financial position of the Corporation.

3.	Accounts Receivable

Included in the current portion of accounts receivable long-term is $6,298,000 (US $4,680,000) receivable from Teleco de Haiti. The Corporation (“SR Telecom”) is currently involved in proceedings to collect the funds. The results of the legal proceedings are not determinable at this time. Details of the proceedings are as follows:

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceedings as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts (paid based on the consolidation motion) and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

To date, MCI has not objected to the claim, nor has it rejected the Tripartite Agreement. On April 27, 2004, MCI’s Bankruptcy Plan was finally made effective. The Court approved date for filing of objections is six months from the effective date of the Plan which means that MCI now has until October 2004 to object to any claims filed. SR Telecom's claim is presently listed as an Administrative Priority Claim. Under MCI's Bankruptcy Plan, Administrative Priority Claims are paid in full therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

4.	Restructuring, Asset Impairment and Other Charges

Restructuring, asset impairment and other charges is comprised of the following:

During the second quarter of 2004, restructuring charges of $12,719,000 were accrued in the statement of earnings. These charges were predominantly comprised of severance and termination benefits, lease charges and the write off of specific inventory and other assets. These charges were undertaken by the Corporation to reduce its cost structure in line with current and projected revenue levels.

In total, 86 employees were terminated including 59 research and development employees, 6 project and service management employees, 10 sales and marketing employees, 4 operation employees and 7 administration employees.

Management also decided that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write off of certain inventory of $1,086,000 in the second quarter of 2004. The Corporation also recorded the write off of deferred charges of $266,000 during the current quarter.

The following table summarizes the activity related to the second quarter restructuring charges:

	Restructuring charges	Amount paid/ written off	Remaining liability at June 30, 2004
Severance and termination	$10,920	($1,581)	$9,339
Inventory and asset write off	$1,352	($1,352)	-
Lease charges	$447	-	$447
	$12,719	($2,933)	$9,786

At June 30, 2004, the remaining balance of the fourth quarter 2003 restructuring provision is $290,000.

Additional restructuring charges will be incurred in the third quarter of 2004 primarily relating to lease charges and cancellation fees.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

5.	Capital Stock

An unlimited number of common shares and preferred shares issuable in series are authorized.

Issued and outstanding	June 30, 2004	December 31, 2003
	(000's)	(000's)
17,610,212 (10,467,283 - December 31, 2003) common shares	$219,653	$180,866
3,924,406 (352,941 - December 31, 2003) warrants	$13,029	$1,815

On February 18, 2004, the Corporation completed a public offering of 5,714,287 units for gross cash proceeds of $40,000,000. Concurrently with the closing of the public offering, the Corporation completed a private placement of 571,500 units for aggregate gross proceeds of $4,001,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006.

On February 24, 2004, the over-allotment option related to the public offering was exercised where an additional 857,142 units were purchased for gross cash proceeds of $6,000,000. These units hold the same terms and conditions as those of the public and private offerings.

The gross proceeds for the units of $50,001,000 were allocated between common shares and warrants based on their fair values. Accordingly, $38,787,000 was allocated to the common shares and $11,214,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of 2 years.

The underwriting commissions and other expenses amounted to $3,214,000 relating to the public offering and private placement. These share issue costs were charged to deficit.

There were no common shares issued during the six months ended June 30, 2004 under the Employee Stock Purchase Plan and the Directors' Share Compensation Plan.

The following table summarizes information about the Corporation's outstanding stock options at June 30, 2004:

		Weighted	Weighted average
Range of		average	remaining
exercise		exercise	contractual
prices	Options outstanding	prices	life
$6.40 - $9.80	192,000	$7.66	9.5 years
$16.30 - $24.50	127,250	$18.63	7.2 years
$35.30 - $53.00	61,530	$47.75	5.9 years
$56.60 - $85.30	40,950	$64.81	5.5 years
$89.70 - $130.80	10,200	$108.64	2.6 years
	431,930	$24.41	7.8 years

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The following table summarizes information about the Corporation's exercisable stock options at June 30, 2004:

		Weighted
Range of		average
exercise		exercise
prices	Options exercisable	prices
$6.40 - $9.80	6,700	$8.55
$16.30 - $24.50	61,650	$18.15
$35.30 - $53.00	41,970	$47.46
$56.60 - $85.30	32,940	$64.39
$89.70 - $130.80	10,200	$108.64
	153,460	$41.69

The following table summarizes the activity in the Employee Stock Option Plan for the six-months ended:

	June 30, 2004		June 30, 2003
		Weighted-average		Weighted-average
	Number of	exercise	Number of	exercise
	options	prices	options	prices
Outstanding, beginning of period	306,310	$32.96	328,730	$33.10
Granted	149,000	$7.47	3,500	$6.40
Forfeited / expired	(23,380)	$28.43	(3,170)	$41.30
Outstanding, end of period	431,930	$24.41	329,060	$32.80

6.	Stock Based Compensation Plans

Effective January 1, 2004, the Corporation adopted the transitional provisions of the Canadian Institute of Chartered Accountants recommendations relating to stock-based compensation and other stock-based payments. The Corporation has determined compensation cost of stock options using the fair value method and has applied this change retroactively without restatement of prior periods (note 2).

The fair value of direct awards of stock is determined based on the quoted market price of the Corporation's stock and the fair value of stock options is determined using the Black-Scholes option pricing model. (In periods prior to January 1, 2002, the Corporation recognized no compensation when stock or stock options were issued to employees.) The fair value of these options is estimated at the date of grant using a Black-Scholes Option Pricing Model with assumptions for the weighted-average risk-free interest rates, dividend yields, weighted-average volatility factors of the expected market price of the Corporation's common shares and a weighted-average expected life of the options in years. The estimated fair value of the options is amortized to expense over the option vesting periods.

For the six months ended June 30, 2004, $112,000 is recognized as compensation cost in the statement of earnings for awards granted in 2002, 2003 and 2004. Had compensation cost been determined using the fair value based method for the six months ended June 30, 2003, the Corporation’s net loss and net loss per share would have increased by $96,000 to $11,757,000 and $2.12 respectively. For the three months ended June 30, 2004, $72,000 is recognized as compensation cost in the statement of earnings. Had compensation cost been determined using the fair value based method for the three months ended June 30, 2003, the Corporation’s net loss and net loss per share would have increased by $48,000 to $5,028,000 and $0.91 respectively. The compensation cost is based on the weighted-average grant date fair value of $6.33 per stock option for the 262,000 stock options granted since January 1, 2002.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions for the three months and six months ended June 30:

	2004	2003
Dividend yield	0.0%	0.0%
Expected volatility	72.5%	65.0%
Risk-free interest rates	4.1%	4.7%
Expected life	5 years	5 years

7.	Business Segments and Concentrations

The Corporation operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use.

The second business segment, carried out by Comunicación y Telefonia Rural S.A. (CTR), provides telecommunication services to end-users.

As at June 30, 2004 and December 31, 2003:

	Wireless		Telecommunications
	Telecommunications		Service		Inter-Segment
	Products		Provider		Eliminations		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$	$	$
Balance Sheets
Property, plant and equipment, net	21,760	23,371	83,207	85,358	(18,021)	(18,602)	86,946	90,127
Intangible assets, net	4,964	5,408	-	-	-	-	4,964	5,408
Other assets, net	631	1,160	5,602	5,894	(5,365)	(5,345)	868	1,709
Total assets	291,849	282,508	158,635	158,430	(158,863)	(151,163)	291,621	289,775

For the three months ended June 30, 2004 and 2003:

Statements of Earnings
External revenues	31,559	27,039	5,039	3,567	-	-	36,598	30,606
Intersegment revenues	163	-	-	-	(163)	-	-	-
Gross profit	13,211	13,466	5,039	3,567	-	-	18,250	17,033
Interest expense, net	1,227	1,478	734	781	-	-	1,961	2,259
Depreciation of property, plant and equipment	1,307	1,133	1,634	1,747	(239)	(239)	2,702	2,641
Amortization of intangible assets	226	-	-	-	-	-	226	-
Amortization of other assets	119	193	142	143	10	205	271	541
Restructuring, asset impairment and other charges	12,719	-	-	-	-	-	12,719	-
Income tax (expenses) recovery	(6)	2,351	-	-	-	-	(6)	2,351
Net (loss) earnings	(21,414)	(7,229)	(1,966)	2,249	-	-	(23,380)	(4,980)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

For the six months ended June 30, 2004 and 2003:

Statements of Earnings
External revenues	53,159	53,003	9,646	7,204	-	-	62,805	60,207
Intersegment revenues	252	-	-	-	(252)	-	-	-
Gross profit	20,929	25,443	9,646	7,204	-	-	30,575	32,647
Interest expense, net	2,266	2,801	1,492	1,741	-	-	3,758	4,542
Depreciation of property, plant and equipment	2,576	2,098	3,273	3,698	(478)	(477)	5,371	5,319
Amortization of intangible assets	444	-	-	-	-	-	444	-
Amortization of other assets	254	290	292	300	20	410	566	1,000
Restructuring, asset impairment and other charges	12,719	-	-	-	-	-	12,719	-
Income tax (expense) recovery	(298)	5,310	(25)	-	-	-	(323)	5,310
Net (loss) earnings	(36,520)	(15,098)	(3,745)	3,437	-	-	(40,265)	(11,661)
Purchase of property, plant and equipment and other assets for the six months ended June 30	1,144	4,422	1,148	308	103	-	2,395	4,730

Geographic Information

The Corporation's basis for attributing revenue from external customers is based on the location of the customer. Sales to customers located outside of Canada were approximately 95% of revenue or $34,709,000 for the three month period ended June 30, 2004 and 96% of revenue or $60,030,000 for the six month period ended June 30, 2004. Sales to customers outside of Canada were approximately 96% of revenue or $29,382,000 for the three month period ended June 30, 2003 and 97% or $58,401,000 for the six month period ended June 30, 2003.

The following sets forth external revenue by individual foreign country where the revenue exceeds 10% of total consolidated revenue for the period indicated:

For the three month period ended June 30, 2004:			For the three month period ended June 30, 2003:

	% of Revenue	Revenue (000's)		% of Revenue	Revenue (000's)
Canada	5.2%	1,889	Canada	4.0%	1,224
Chile	13.9%	5,077	Australia	12.3%	3,763
Thailand	13.7%	5,013	Chile	11.7%	3,567
Other	67.2%	24,619	Sudan	25.8%	7,905
	100.0%	36,598	Other	46.2%	14,147
				100.0%	30,606

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

For the six month period ended June 30, 2004:			For the six month period ended June 30, 2003:

	% of Revenue	Revenue (000's)		% of Revenue	Revenue (000's)
Canada	4.4%	2,775	Canada	3.0%	1,806
Chile	15.4%	9,684	Australia	16.6%	9,982
Thailand	12.8%	8,037	Chile	12.0%	7,204
Other	67.4%	42,309	Philippines	10.9%	6,557
	100.0%	62,805	Saudi Arabia	11.0%	6,646
			Sudan	15.4%	9,272
			Other	31.1%	18,740
				100.0%	60,207

The following sets forth external revenue by individual customer where the revenue exceeds 10% of total consolidated revenue for the period indicated. All these customers are part of the wireless telecommunications products business segment.

For the three month period ended June 30, 2004:			For the three month period ended June 30, 2003:

	% of Revenue	Revenue (000's)		% of Revenue	Revenue (000's)
Rural Telephone Services Company Limited	13.5%	$4,930	Telstra Corporation Limited	12.3%	$3,763
			Sudan Telecom Company	25.8%	$7,905

For the six month period ended June 30, 2004:			For the six month period ended June 30, 2003:

	% of Revenue	Revenue (000's)		% of Revenue	Revenue (000's)
Rural Telephone Services Company Limited	10.0%	$6,283	Telstra Corporation Limited	16.6%	$9,982
			Municipal Telephone Projects Office of Philippines	10.9%	$6,557
			Sudan Telecom Company	15.4%	$9,272

The following sets forth the property, plant and equipment by location:

	June 30,	December 31,
	2004	2003
	(000's)	(000's)
Canada	$15,276	$16,029
Chile	$65,186	$66,756
Other	$6,484	$7,342
	$86,946	$90,127

8.	Restricted Cash

The Corporation has a total amount of short-term restricted cash of $2,506,000 as at June 30, 2004. Of this balance, $658,000 is in the form of Guaranteed Investment Certificates to secure letters of guarantee issued by a Canadian chartered bank on behalf of the Corporation.

The balance of the short-term restricted cash and long-term restricted cash in the amounts of $1,848,000 (US $1,372,900) and $3,025,000 (US $2,247,300) respectively, is to secure certain obligations on the San Jose, California and

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Redmond, Washington operating leases that end in 2006. The short-term restricted cash will be available to the Corporation in September of 2004 and February of 2005.

9.	Bank Indebtedness

On April 16, 2004, the Corporation repaid the operating line of credit in full. This operating line of credit is no longer available to the Corporation.

10.	Commitments and Guarantees

SR Telecom has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom's performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at June 30, 2004 is $4,299,000.

As part of the normal sale of products, the Corporation has provided its customers with product warranties that generally extend for one year. As at June 30, 2004, the warranty provision is $636,000. The Corporation also indemnifies its customers against actions from third parties related to intellectual property claims arising from the use of the Corporation’s products. Claims under such indemnifications are rare and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years and has accrued an amount of US $1,501,000.

11.	Litigation

The following disclosure updates the information previously disclosed in the Corporation’s audited consolidated financial statements for the years ended December 31, 2003 and 2002. Therefore, note 11 should be read in conjunction with note 22 to the aforementioned financial statements.

The Corporation has included in accounts payable and accrued liabilities, management's best estimate of the outcome of litigation relating to Netro Corporation's litigation that existed at the date of acquisition. The following describes updates in the second quarter of 2004:

Merger-related Litigation

On April 8 and May 23, 2003, several of SR Telecom USA’s (then Netro’s) stockholders filed lawsuits styled as class actions against Netro and Netro’s directors claiming that the directors breached their fiduciary duties to Netro and its stockholders allegedly by failing to properly value and obtain the highest price reasonably available for Netro. The claim also alleges that Netro favoured SR Telecom over potential competing acquirers and Netro's directors engaged in self-dealing in connection with the merger. The cases were consolidated and the parties have reached an agreement to settle this lawsuit. Included in the terms of settlement is a proposed payment of US$590,000 to cover plaintiffs’ attorneys’ fees and expenses for prosecuting the lawsuit. On January 6, 2004, the court issued an order preliminarily approving the proposed settlement, providing for notice to be given to the settlement class and scheduling a hearing for final approval on April 13, 2004, at which the court tentatively approved the settlement but requested further information about the plaintiffs’ request for attorneys’ fees. Final judgement was issued by the court on May 3, 2004 confirming the settlement of US $590,000, which was paid on May 12, 2004.

Solectron Arbitration

On December 19, 2002, Solectron California Corporation filed arbitration against Netro Corporation for disputes arising under its 1998 "Manufacturing Agreement". Solectron claimed that in 2000, it purchased materials on the basis of Netro's forecasts which were not supported by sales orders. As a result, Solectron now has an excess inventory of materials unable to sell. Netro disputes that the purchase of materials had not been approved by Netro as required by the agreement. The results of the arbitration are not determinable at this time. The total claim, including the cost of materials and asserted carrying charges, is approximately US$14,500,000. The arbitration with Solectron has been scheduled for August 19, 2004.

General

From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management's opinion, would have a material adverse negative effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation's business in the future.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

12.	Comparative Figures and Amendments

During the second quarter of 2004, a subsidiary of the Corporation, as a result of a clerical oversight, recorded as revenue an amount that had been previously properly accrued as revenue. The Corporation is amending its financial statements for the second quarter and six months ended June 30, 2004 to adjust for the overstatement of revenue, accounts receivable, and cost of sales and the understatement in inventory. The effect of this adjustment on the consolidated financial statements is to decrease accounts receivable and revenue by $830,000, to decrease cost of sales and increase inventory by $523,000, and to increase net loss and net loss per share (basic and diluted) in the amounts of $307,000 and $0.02, respectively, as at and for the three and six months ended June 30, 2004.

The Corporation has restated its second quarter interim financial statements and management’s discussion and analysis for the three and six months ended June 30, 2004, to reflect these adjustments.
The attached table summarizes the adjustments:

June 30, 2004	Three months ended		Six months ended
(in 000's except for per share amounts)	Increase	Decrease	Increase	Decrease
Accounts receivable		$830		$830
Inventory	$523		$523
Revenue		$830		$830
Cost of sales		$523		$523
Net loss		$307		$307
Net loss per share, basic and diluted		$0.02		$0.02

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783